Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE
CERTIFICATE OF INCORPORATION

OF

ORTHOPEDIATRICS CORP.

OrthoPediatrics Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1.	That the present name of the Corporation is OrthoPediatrics Corp., which is the name under which the Corporation was originally incorporated, and the date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was November 30, 2007.

2.	That the Board of Directors of the Corporation, at a meeting on September 29, 2017, adopted a resolution proposing that the Corporation’s Certificate of Incorporation (as amended prior hereto, the “Certificate of Incorporation”), be further amended as set forth below in this Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”).

3.	That the stockholders of the Corporation duly approved and adopted the Certificate of Amendment by written consent in accordance with Section 228 of the General Corporation Law.

4.	That Section 4.1 of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“Section 4.1        Capitalization.

(a)       Reverse Stock Split. Effective upon the filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), and without any further action by the holders of such shares, each share of the Corporation’s common stock, par value $0.00025 per share (the “Common Stock”), issued and outstanding (including treasury shares) immediately prior to the Effective Time shall be reclassified into 0.67 validly issued, fully-paid and nonassessable shares of Common Stock and shall represent 0.67 shares of Common Stock from and after the Effective Time (such reclassification, the “Reverse Stock Split”). The par value of the Common Stock and the Corporation’s preferred stock, par value $0.00025 per share (the “Preferred Stock”), following the Reverse Stock Split shall remain at $0.00025 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the Board of Directors.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective time into which the shares formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified; provided, further, that whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering for a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified. For the foregoing purposes, all shares of Common Stock held by a holder shall be aggregated (thus resulting in no more than one fractional share per holder).

(b)       Authorized Classes and Number of Shares. From and after the Effective Time, the total number of shares of capital stock which the Corporation has the authority to issue is 15,040,000 shares, consisting of (i) 8,040,000 shares of Common Stock and (ii) 7,000,000 shares of Preferred Stock.

5.	That this Certificate Amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

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IN WITNESS WHEREOF, OrthoPediatrics Corp. has caused this Certificate of Amendment to the Certificate of Incorporation of OrthoPediatrics Corp. to be executed by the following authorized officer of said corporation on this 5th day of October, 2017.

ORTHOPEDIATRICS CORP., a Delaware corporation

/s/ Mark C. Throdahl
Mark C. Throdahl
President and Chief Executive Officer

[Signature Page to Certificate of Amendment to the Certificate of Incorporation of OrthoPediatrics Corp.]

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